UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-9804

PULTEGROUP, INC. 401(K) PLAN
(Full title of the plan)

PULTEGROUP, INC.
(Exact name of Issuer as specified in charter)

3350 Peachtree Road NE, Suite 150
Atlanta, Georgia 30326
(404) 978-6400
(Address, including zip code, and telephone number and
area code, of Issuer's principal executive offices)

REQUIRED INFORMATION

4.	Financial Statements and Supplemental Schedule for the Plan

The PulteGroup, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule as of and for the year ended December 31, 2018 have been examined by Warren Averett, LLC, Independent Registered Public Accounting Firm, and their report is included herein. The Plan financial statements and supplemental schedule as of and for the year ended December 31, 2017 have been examined by Ernst & Young LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm, Warren Averett, LLC
23.2 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

PulteGroup, Inc. 401(k) Plan
Audited Financial Statements and Supplemental Schedule

December 31, 2018 and 2017, and
Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of PulteGroup, Inc. 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the PulteGroup, Inc. 401(k) Plan (the Plan) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
Supplemental Information
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC
We have served as the Plan's auditor since 2019.

Atlanta, Georgia
June 6, 2019

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of PulteGroup, Inc. 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the PulteGroup, Inc. 401(k) Plan (the Plan) as of December 31, 2017 ( “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Atlanta, Georgia
June 15, 2018

PulteGroup, Inc. 401(k) Plan Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Investments, at fair value	$623,155,611	$667,474,854

Notes receivable from participants	7,931,461	7,336,462

Net assets available for benefits	$631,087,072	$674,811,316

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2018

Additions
Contributions:
Participant	$37,595,092
Participant rollovers	6,439,681
Employer	17,931,328
61,966,101

Interest income on notes receivable from participants	373,055

Total additions	62,339,156

Deductions
Net investment loss:
Interest and dividends	28,275,297
Net depreciation in fair value of investments	(70,772,705)
(42,497,408)

Benefit payments	(63,199,945)
Administrative and other expenses	(366,047)
Total deductions	(106,063,400)

Net decrease	(43,724,244)

Net assets available for benefits:
Beginning of year	674,811,316
End of year	$631,087,072

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

General

The PulteGroup, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of PulteGroup, Inc. (the Company) and its subsidiaries that have adopted the Plan. The Plan is administered by the PulteGroup 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity) as trustee and Fidelity Workplace Services, LLC serves as the recordkeeper. For more complete information, participants should refer to the summary plan description as well as the Plan document, which is available from the Company.

Eligibility

All non-union, salaried, sales, and hourly employees of the Company and its subsidiaries that have adopted the Plan are eligible to become participants on the first day of the month immediately subsequent to the employee's completion of 30 days of service with the Company following the date on which the employee first performs an hour of service. Eligible participants hired on or after January 1, 2016, or rehired on or after January 1, 2017 are automatically enrolled in the Plan on or after 45 days following delivery of the notice describing the default contribution rate and the default investment, unless they affirmatively decline to participate.

Contributions

Contributions can be invested in various investment options provided by the Plan. Participants may change their investment directives and contribution amounts on a daily basis.

Participant Contributions - Contributions to participants' accounts are effected through voluntary withholdings from their compensation (elective deferrals). Participants may elect to contribute a percentage of their compensation to the Plan of not less than 1% and not more than 50%. If automatically enrolled, a participant’s deferral is set at 5% of eligible compensation and automatically increased by 1% annually up to 10% of eligible compensation or until changed by the participant. Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code (Code) Section 401(k)(3). Rollover contributions from other qualified retirement plans or from conduit individual retirement accounts (IRAs) are accepted as permitted by the Plan.

Employer Matching Contributions - The Company contributes to the Plan an amount based on elective deferrals of each participant during each payroll period. During 2018, the employer matching contribution was equal to 100% of participant contributions up to the first 3% of compensation contributed per payroll period plus 50% of participant contributions up to the next 2% of compensation.

Catch-up Contributions - Participants who have reached an age of at least 50 years old by the end of the Plan year may elect to increase their elective deferrals as permitted under Code Section 414(v).

Special Contributions - At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the PulteGroup, Inc. Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan's portfolio. Highly compensated employees who are covered under a stock plan are not eligible to receive special contributions. There were no special contributions for the year ended December 31, 2018.

Allocations

Contributions to the Plan are allocated to participants' individual accounts as soon as administratively possible. Special contributions made by the Company, if any, are allocated as of the last day of the Plan year among the accounts of eligible participants.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are generally paid through payroll deductions.

PulteGroup, Inc. Company Stock Fund

The Plan invests in common stock of the Company through the PulteGroup, Inc. Company Stock Fund, a unitized employer stock fund. The PulteGroup, Inc. Company Stock Fund also holds cash or other short-term securities, although these are expected to be a small percentage of the fund.

Benefit Payments

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59½, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant's eligible account balance. Such distributions are generally made in a lump sum.

A participant may withdraw any portion of their rollover contributions at any time. All withdrawals are made in a lump sum payment with the amount available being reduced by any outstanding loan. No withdrawal is permitted to the extent that it would cause the aggregate amount of such outstanding loan to exceed the limits described in "Participant Loans" above.

Vesting

A participant's account balance is fully vested and nonforfeitable as of their first day of eligibility.

Forfeitures

The balance of forfeitures totaled $101 and $2,994 at December 31, 2018, and 2017, respectively, which the Company expects to use to offset expenses associated with administering the Plan. In 2018, the Company utilized forfeitures totaling $11,293 to offset Plan administration expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain fully vested.

Administrative Expenses

While certain administrative expenses of the Plan were paid directly by the Company, the majority of administrative expenses were paid directly by plan participants during 2018. The Company also utilized forfeitures to partially offset Plan administration expenses.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in the fair value of investments represents the net amount of realized and unrealized gains and losses on those investments. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Investment Valuation

See Note 3.

Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are deducted when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Because participants make loan repayments via payroll deductions, such a distribution generally only occurs in the event the loan balance remains unpaid following a participant's termination from the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

We evaluated subsequent events up until the time the financial statements were filed with the Securities and Exchange Commission (SEC).

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value in generally accepted accounting principles and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The Plan's financial instruments measured at fair value on a recurring basis as of December 31, 2018 and 2017 are summarized below:

Financial Instrument	Fair Value Hierarchy	Fair Value
		2018	2017
Investments measured at fair value
Mutual funds	Level 1	$544,318,391	$576,414,358
Money market fund	Level 1	93	11,293
Unitized employer stock fund:
PulteGroup, Inc. common stock	Level 1	33,830,819	47,378,657
Money market fund	Level 1	1,542,226	2,222,001

Investments measured at net asset value
Common collective trust		43,464,082	41,448,545

The Plan's investments in money market and mutual funds are stated at fair value based on quoted market prices. Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the net asset value of shares held by the Plan as of the last business day of the plan year.

The above table reflects the fair value of the stock and short-term cash position underlying the unitized employer stock fund. The market value of the common stock and money market fund portions of the fund are based on quoted market prices on the last business day of the plan year. The unitized employer stock fund also includes immaterial amounts of receivables and liabilities not presented in the above table.

The Plan invests in a common collective trust fund, Fidelity Managed Income Portfolio Fund II (FMIPII). The statements of net assets available for benefits present the investment using the net asset value practical expedient in accordance with ASC 820. Withdrawals directed by the Company must be preceded by twelve months written notice to the trustee; provided, however, that the trustee may, in its discretion, complete any such plan-level withdrawals before the expiration of such twelve-month period.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

4.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 12, 2018, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt for the periods presented.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan, and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

5.	Related-Party Transactions

The Plan invests in mutual funds managed by Fidelity and allows for investments in shares of the Company's common stock. These transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

The trustee and recordkeeper provides certain administrative services to the Plan pursuant to trust and recordkeeping agreements with the Company. In the normal course of business, Fidelity receives revenue from certain mutual fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services provided to the Plan. If the revenue received by Fidelity from such mutual fund service providers were to exceed the amount owed under the trust agreement, Fidelity would remit the excess to the Plan’s trust and such amounts could be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2018, there were no excess amounts. While either the Plan or the Company could make payments to Fidelity for administrative expenses not covered by such revenue, the majority of such expenses were paid by the participants in 2018.

6.	Risks and Uncertainties

The Plan invests in a variety of investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

7.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$631,087,072	$674,811,316
Loans in default and deemed distributed	(69,458)	(63,705)
Net assets per the Form 5500	$631,017,614	$674,747,611

The following is a reconciliation of the total deductions per the financial statements to total net loss per the Form 5500:

Year Ended
December 31, 2018
Net decrease per the financial statements	$(43,724,244)
Adjustment for loans in default and deemed distributions	(5,753)
Net loss per Schedule H of Form 5500	$(43,729,997)

Supplemental Schedule

PulteGroup, Inc. 401(k) Plan

EIN #38-2766606 Plan #001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2018
	(b)	(c)
	Identity of Issue,	Description of Investment Including			(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/	(d)	Current
(a)	or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value

	The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund Institutional Shares	433,757	**	$98,710,078
		Vanguard Total International Stock Index Fund Institutional Shares	173,083	**	17,560,975
		Vanguard Prime Money Market Institutional Fund	93	**	93
		Vanguard Institutional Target Retirement Income Fund	290,733	**	5,962,942
		Vanguard Institutional Target Retirement 2015 Fund	186,536	**	3,850,103
		Vanguard Institutional Target Retirement 2020 Fund	902,317	**	18,975,733
		Vanguard Institutional Target Retirement 2025 Fund	1,312,553	**	27,786,748
		Vanguard Institutional Target Retirement 2030 Fund	1,296,801	**	27,544,059
		Vanguard Institutional Target Retirement 2035 Fund	1,244,354	**	26,504,746
		Vanguard Institutional Target Retirement 2040 Fund	1,313,345	**	28,066,182
		Vanguard Institutional Target Retirement 2045 Fund	967,513	**	20,714,447
		Vanguard Institutional Target Retirement 2050 Fund	646,776	**	13,866,876
		Vanguard Institutional Target Retirement 2055 Fund	364,588	**	7,838,634
		Vanguard Institutional Target Retirement 2060 Fund	105,488	**	2,267,992
		Vanguard Institutional Target Retirement 2065 Fund	8,336	**	163,884

	Nationwide	Nationwide Geneva Small Cap Growth Fund	346,125	**	17,984,653

	Victory	Victory Sycamore Established Value Fund Class R6	1,172,019	**	38,758,670

	American Funds	American Funds Washington Mutual Investors Fund Class A	590,101	**	24,247,257

	American Beacon	American Beacon Small Cap Value Fund Institutional Class	713,413	**	14,311,068

	T. Rowe Price	T. Rowe Price Growth Stock Fund	1,002,789	**	57,309,373

*	Fidelity Investments	Fidelity Balanced Fund	1,856,226	**	38,331,069
		Fidelity Low-Priced Stock Fund	—	**	—
		Fidelity Diversified International Fund	636,182	**	20,090,634
		Fidelity Managed Income Portfolio Fund II	43,464,082	**	43,464,082
		Fidelity U.S. Bond Index Fund - Institutional Class	2,246,414	**	25,339,545
		Fidelity Extended Market Index Fund - Premium Class	153,101	**	8,132,723

*	Company Stock Fund	PulteGroup, Inc. Company Stock	1,301,686	**	33,830,819
		Fidelity Investments Money Market Government Portfolio - Class I	1,542,226		1,542,226

*	Participant Loans	Individual participant loans with varying maturity dates and interest rates ranging from 4.25% to 6.25%			7,862,003

	Total assets				$631,017,614

	There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest.
**	Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTEGROUP, INC. 401(K) PLAN
401(k) Committee, as Plan Administrator
By:	/s/ Michael Gorny

Michael Gorny
Chairperson - 401(k) Committee

	Date:	June 6, 2019